Exhibit 99.1

November 24, 2023

Versus Systems Announces Strategic Investment from Cronus Equity Capital Group, LLC

LOS ANGELES, Nov. 24, 2023 (GLOBE NEWSWIRE) -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the Company recently secured a strategic investment (the “Investment”) from Cronus Equity Capital Group, LLC (“CECG”).

The Investment contemplates the issuance of up to 24,727,361 common shares of Versus to CECG representing approximately 51% of the Company’s issued and outstanding common shares of which 15,838,441 common shares (the “First Tranche) were issued to CECG on November 22, 2023 and a further 8,888,920 common shares (the “Second Tranche”) are expected to be issued to CECG next week.

Per the terms of the agreement, CECG purchased the First Tranche at a price of $0.1618 per share, representing a premium to the five-day average Nasdaq Official Closing Price of $0.1578 per share, for a total USD $2,562,659.76. The Second Tranche will be completed at the same price per share.

There were no warrants in the transaction.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, advertisers, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, visit www.versussystems.com or the official Versus Systems YouTube channel.

About CECG

CECG is a company investing in technology based companies.

Early Warning Disclosure

CECG did not beneficially own any securities of the Company prior to this investment.

The Company has been advised by CECG that the shares were acquired by CECG for investment purposes and, that aside from its intention to complete the Second Tranche next week, going forward CECG will evaluate its investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements, or otherwise.

A copy of CECG’s early warning report will appear with the Company’s documents on the System for Electronic Document Analysis and Retrieval.

CECG’s is a Delaware LLC.

Investor Contact:

Cody Slach and Jackie Keshner
Gateway Group, Inc.

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

Source: Versus Systems Inc.